January 12, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Larry Spirgel,
Assistant Director

Re:	Outdoor Channel Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 10, 2006

Form 10-Q for the quarterly period ended March 31, 2006

File No. 0-17287
Comment Letter Dated September 28, 2006 (“Staff Letter”)

Outdoor Channel Holdings, Inc.’s
Response Letter Dated October 31, 2006

Teleconferences between the SEC and the Registrant
on November 3, 2006

Outdoor Channel Holdings, Inc.’s
Response Letter Dated November 21, 2006

Teleconference between the SEC and the Registrant
on November 30, 2006

Outdoor Channel Holdings, Inc.’s
Response Letter Dated December 4, 2006

Teleconferences between the SEC and the Registrant
on December 18 and 19, 2006 and on January 8, 2007

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2005  and Form 10-Q for the quarterly period ended March 31, 2006, which were communicated via teleconference after October 31, 2006.  In response to the Staff’s comments, we have reproduced below the comment set forth in the Staff Letter that the Staff indicated via the teleconferences had not yet been fully addressed and have followed the comment with our response.  The numbered paragraph of this letter set forth below corresponds to the numbered paragraph of the Staff Letter.  We have also considered the appropriateness of restating our previously filed financial statements resulting from the conclusions reached regarding this comment.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Further, please note that Outdoor Channel Holdings, Inc. (the “Company”) hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments

Note 3- Acquisition of Minority Interest in The Outdoor Channel, Inc., page 54

2.                                      Please refer to prior comment 5.  We note that in your experience with MSOs that none of your contracts have ever been cancelled, however, we believe a number of factors in paragraph 11 of SFAS 142 would lead us to conclude an indefinite life classification is not appropriate.  Specifically:

•                  Tell us how you comply with paragraphs 11(d) with regard to renewals and amendments to the MSO agreements you acquired, and if you have had any material modifications to these agreements to date.

•                  Tell us in detail about the terms and conditions that have been modified in agreements that you have renewed or modified in the ordinary course of business.  In addition, for the agreements that are in the process of renewal, describe in detail the items modifying the original terms and conditions.  For instance, you should describe any changes such as revenue benchmarks, concession of rate incentives, cancellation of fee and margin split agreements.

•                  Tell us how you considered paragraph 11(e), specifically the effects of demand, competition and other economic factors within the cable industry, in reaching your conclusion.

In determining the useful life of the agreements, we believe you should use the period of time the agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions.

First, as a result of the Staff’s comments, we have further reviewed the facts and circumstances regarding the useful life of our Distributor Relationships asset (which we also refer to as MSO Relationships asset) as of September 2004 when we completed the acquisition of the minority interest in The Outdoor Channel, Inc.  Pursuant to our internal review focusing on our business, our experience with distributors, and the trends within our industry, we have concluded that as of September 2004 our Distributor Relationships asset had a definite life, which we estimate to be 21 years and 4 months as further explained below.  In addition, we have determined that the value we ascribed to these assets should remain at the original value of $10,573,000.

Second, the accounting treatment resulting from our reassessment of the useful life of the Distributor Relationships asset will result in certain other adjustments to our financial statements as of and for the periods subsequent to September 2004.  For the periods ending September 30, 2004 and December 31, 2004, we do not believe that the effects of these adjustments are material thus requiring us to restate either of these previously filed financial statements because they do not materially impact those financial statements quantitatively or qualitatively as further discussed below.  However, for the periods ending March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, and June 30, 2006, such corrections could be considered material, and we will file restated financial statements for such prior periods.

Finally, as we have previously discussed with the Staff, we have determined that the Distributor Relationships asset was fully impaired in the third quarter of 2006 as a result of changes that we decided to make in that period in the way we operate and, accordingly, we will recognize an expense in that quarter for the write-off of the remaining unamortized carrying value of such assets.

Reassessment of Useful Life

For those reasons stated in our prior Response Letter dated November 21, 2006, we have determined that the life of the Distributor Relationships asset should not be considered indefinite.  Upon further analysis, we have determined the useful life of such asset to be 21 years and 4 months which is that period of time over which 90% of the original total value of $10,573,000 will have been recovered from the operating cash flows resulting from this asset.

Effects of Amortizing the Distributor Relationships Asset

As a result of our reassessment of the Distributor Relationships asset, we were required to determine the amount that should have been amortized to expense in each period subsequent to the acquisition of the minority interest in September 2004.  The amortization of the $10,573,000 value for this asset would have resulted in an expense of $124,000 per calendar quarter, or a pro rata amount in any period less than a calendar quarter, and a corresponding decrease in the asset carrying value.  The amortization of our Distributor Relationships asset, net of the related tax effect, would have reduced net income by approximately $75,000 in each quarter after September 2004.

Materiality of Adjustments to our Reported Financial Results

As a result of our reassessment of the estimated useful life of the Distributor Relationships asset and the determination of the appropriate additional quarterly amortization charge, we were required to consider whether it is appropriate to restate our financial statements for any or all periods since September 2004.  After conducting a review of the quantitative and qualitative effects of the potential adjustments following the concepts of Staff Accounting Bulletin No. 99 – Materiality, with a corresponding review in consideration of concepts raised in Staff Accounting Bulletin No. 108, we believe that filing restatements of prior financial statements for the periods ending September 30, 2004 and December 31, 2004 are not warranted.  Because the Company’s operating results in 2004 reflected a loss of $26.7 million, this additional amortization charge has neither a quantitative nor qualitative impact on the Company’s previously stated results for 2004.  Instead, we propose to correct and restate these prior financial statements in our future filings when we present such information for comparative reasons, and clearly disclose that such comparative information has been restated.

For the periods ending March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, and June 30, 2006, the amortization charge resulting from the change in the estimated life of the Distributorship Relationships asset from indefinite to definite could be considered material to the Company’s previously reported operating results.  Since the Company’s operating profits during these periods were relatively small, the change in financial statements resulting from the relatively small amortization charge of this asset during such periods has a very large impact on the Company’s results when expressed in terms of percentage change which could be considered material.  As a result, the Company’s Audit Committee decided to restate the financial statements for such periods.

Impairment of the Distributor Relationships asset

We review our intangible assets for impairment at each quarter end.  As we have previously discussed in our Response Letter dated October 31, 2006, we determined the Distributor Relationships asset had become fully impaired during the third quarter of 2006 as a result of changes that we decided to make in that period in the way we operate.  Therefore, we plan to write-off the remaining carrying value of the asset in the third quarter of 2006 and will reflect such in our Form 10-Q for the period ending September 30, 2006.

We will endeavor to file Forms 10-Q/A for the periods ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006, and June 30, 2006 and Form 10-K/A for the period ended December 31, 2005 as quickly as possible.  After making such filings, we will then file our Form 10-Q for the period ended September 30, 2006.  In all of these filings, we will also incorporate all the revisions that we have previously discussed in our Response Letters to the Staff.  If you have any further questions or comments, please do not hesitate to contact me at (951) 699-4749, extension 109.

Sincerely,

Outdoor Channel Holdings, Inc.

/s/ William A. Owen
William A. Owen,
Chief Financial Officer